 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________
FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
26125 N. Riverwoods Boulevard
Mettawa, Illinois 60045-3420

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023, and Year Ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Brunswick Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2017.

Chicago, Illinois
June 25, 2025
1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments at fair value	$130,639,630	$119,834,172
Interest in Brunswick Corporation Master Trust	29,163,338	30,430,564
Total investments	159,802,968	150,264,736

Receivables:
Employer contributions	51,990	29,939
Notes receivable from participants	2,675,210	2,009,211
Total receivables	2,727,200	2,039,150
Net assets available for benefits	$162,530,168	$152,303,886

The notes to financial statements are an integral part of these statements.
2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2024
Investment income:
Net appreciation in fair value of investments	$14,095,825
Interest and dividends from investments	387,394
Change in interest in Brunswick Corporation Master Trust	1,059,412
Net investment income	15,542,631

Interest income on notes receivable from participants	131,175

Contributions:
Participants	6,461,514
Employer	2,830,970
Rollovers	204,399
Total contributions	9,496,883

Benefits paid to participants	14,645,694
Administrative expenses	169,141

Net increase in net assets available for benefits before transfers	10,355,854
Transfers to other plan (Note 1)	(129,572)
Net increase in net assets available for benefits	10,226,282
Net assets available for benefits:
Beginning of year	152,303,886
End of year	$162,530,168

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the "Plan") provides only general information. Brunswick Corporation (the "Company" or "Employer") is the Plan's sponsor. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Certain investment assets of the Plan are held in the Brunswick Corporation Master Trust (the "Master Trust") at Vanguard Fiduciary Trust Company (the "Trustee"). Vanguard Fiduciary Trust Company is the Trustee of the Plan for all investment assets under an agreement with the Company.

Participation

Eligible employees include all groups under the terms of the Plan.

Eligible employees under the terms of the Plan, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. IAM Union employees located in Fond du Lac, Wisconsin and Brookfield, Wisconsin, must be at least 18 years of age to participate in the Plan.

Employees working at least 30 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 30 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. IAM Union Employees located in Fond du Lac, Wisconsin are eligible to participate immediately upon reaching the age requirement. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. In 2024, pre-tax and Roth contributions were subject to the Internal Revenue Service ("IRS") limit of $23,000 and catch-up contributions were subject to the IRS limit of $7,500.

The basic Company matching contribution for participants in the Plan is 50% of participant deferrals, up to 6% of eligible compensation.

4

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
The Company matching contributions changed for IAM Union employees in Fond du Lac, Wisconsin effective January 1, 2024 and IBB Union employees in Lowell, Michigan effective July 1, 2024. As a result of these changes for both employee groups, the Company makes matching contributions on a per-pay check basis equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.These contributions are invested in accordance with the participant’s investment elections.

The Plan provides a true-up feature, which allows the Company to make up for any missed match resulting from the difference between the per payroll calculation performed throughout the year and the annualized amount due under the terms of the Plan. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the years ended December 31, 2024 and 2023, the Company contributed $51,990 and $29,939 to the Plan, respectively, relating to the true-ups of certain participant accounts. The true-up balances are reflected as Employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions or fund administrative expenses incurred by the Plan. At December 31, 2024 and 2023, forfeited nonvested accounts totaled $13,352 and $4,379, respectively. All of the forfeited nonvested accounts at December 31, 2023 were used to reduce employer contributions or pay Plan administrative expenses during 2024.

Vesting

Participants are fully vested in their accounts at all times. Eligible participants in the IAM Union in Fond du Lac, Wisconsin, who are hired after January 1, 2019 and eligible participants in the IBB Union in Lowell, Michigan, who are hired after July 1, 2024, must complete two years of service to become fully vested in employer matching contributions.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a primary home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with the Company terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the Plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 73.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 73 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

5

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net appreciation in the fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfers to and from Other Plan

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Company-sponsored plan, causes the employee to change plans due to eligibility requirements. During the year ended December 31, 2024, $129,572 was transferred from the Plan into the Brunswick Rewards Plan and there were no transfers into the Plan from the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

6

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC"), and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Plan. There were no recent accounting pronouncements that impacted the Plan in 2024 or that are expected to impact the Plan in the future.

3. Interest in Brunswick Corporation Master Trust

The Master Trust agreement includes Separately Managed Accounts (SMAs) which hold certain investment assets of both the Plan and the Brunswick Rewards Plan. An SMA is an investment account composed of individually selected securities—such as stocks, mutual funds, and collective trusts, which are all selected and managed by the designated investment manager per the mandate of their fund. Certain investment options offered to participants are structured as SMAs and are held within the Master Trust. Each participating plan has a divided interest in the Master Trust. Plan investments and investment income reported in the Plan’s financial statements include the Plan’s interest in the Master Trust's net assets and investment gains and losses.

The net assets in the Master Trust and the Plan's interest in the Master Trust as of December 31, 2024 and December 31, 2023 are as follows:

	2024
	Master Trust	Plan's Interest in Master Trust
US All Cap Equity Fund
Common stock	$135,778,951	$11,463,952
Mutual funds	132,003,915	11,145,222
Collective trusts	973,903	82,227
Total US All Cap Equity Fund	268,756,769	22,691,401
Brunswick ESOP Company Stock Fund	33,797,147	6,471,937
Total investments	$302,553,916	$29,163,338

	2023
	Master Trust	Plan's Interest in Master Trust
US All Cap Equity Fund
Common stock	$119,681,870	$10,112,732
Mutual funds	121,676,468	10,281,268
Collective trusts	1,039,027	87,794
Total US All Cap Equity Fund	242,397,365	20,481,794
Brunswick ESOP Company Stock Fund	51,558,432	9,948,770
Total investments	$293,955,797	$30,430,564

7

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
The net appreciation in fair value of investments and investment income for the Master Trust for the year ended December 31, 2024 are as follows:

Net appreciation in fair value of investments	$30,785,148
Interest and dividend income	2,923,776
Total	$33,708,924

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•Quoted prices for similar assets and liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price of shares held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values ("NAV") and recent transaction prices. There are target date collective trust funds ranging from 2020 through 2070, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. There are no unfunded commitments associated with these funds.

Mutual funds: Valued at quoted market prices.

Stable value collective trust: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust. There are no unfunded commitments associated with this fund.
8

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Collective trusts: The fair values of participation units held in the collective trust fund are based on the net asset values per unit as reported by the fund managers. The collective trust fund provides for daily redemptions by the participants at reported net asset values per share, with no advance notice requirement. There are no unfunded commitments associated with this fund.

The following table sets forth, by level within the fair value hierarchy, the investment assets exclusive of those included in the Master Trust as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$417,504	$—	$—	$417,504
Total investments at fair value	$417,504	$—	$—	$417,504
Investments measured at net asset value (A) (B)				130,222,126
Total investments				$130,639,630

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required.
(B) This includes the Target date retirement collective trust funds, Stable Value Collective trust and Collective trusts noted above.

The following table sets forth, by level within the fair value hierarchy, the investment asset exclusive of those included in the Master Trust as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$1,216,867	$—	$—	$1,216,867
Total investments at fair value	$1,216,867	$—	$—	$1,216,867
Investments measured at net asset value (A) (B) (C)				118,617,305
Total investments				$119,834,172

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required.
(B) This includes the Target date retirement collective trust funds, Stable Value Collective trust and Collective trusts noted above.
(C) Management concluded that the net asset value of the collective trusts is not widely published and observable and as a result, net asset value is used as a practical expedient, consistent with the 2024 presentation.

9

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
The following table sets forth, by level within the fair value hierarchy, the Plan's interest in the investment assets within the Master Trust as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets
Common stock	$11,463,952	$—	$—	$11,463,952
Mutual funds	11,145,222	—	—	11,145,222
Brunswick ESOP Company Stock Fund (A)	6,471,937	—	—	6,471,937
Total investments at fair value	$29,081,111	$—	$—	$29,081,111
Investments measured at net asset value (B)				82,227
Total investments				$29,163,338

(A) Substantially all the Fund's investments are in Brunswick Corporation's common stock.
(B) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required. This includes the Collective trusts noted above.

The following table sets forth, by level within the fair value hierarchy, the Plan's interest in the investment assets within the Master Trust as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets
Common stock	$10,112,732	$—	$—	$10,112,732
Mutual funds	10,281,268	—	—	10,281,268
Brunswick ESOP Company Stock Fund (A)	9,948,770	—	—	9,948,770
Total investments at fair value	$30,342,770	$—	$—	$30,342,770
Investments measured at net asset value (B)				87,794
Total investments (C)				$30,430,564

(A) Substantially all the Fund's investments are in Brunswick Corporation's common stock.
(B) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required. This includes the Collective trusts noted above. Management concluded that the net asset value of the collective trusts is not widely published and observable and as a result, net asset value is used as a practical expedient, consistent with the 2024 presentation.
(C) The presentation of investments held in separately managed accounts within the Master Trust as of December 31, 2023 has been provided by investment type consistent with the 2024 presentation.

5. Reconciliation to Form 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to net assets per the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$162,530,168	$152,303,886
Adjustment for certain deemed distributions of participant loans	(4,937)	(4,936)
Net assets per Form 5500	$162,525,231	$152,298,950

10

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Related Party and Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard mutual funds and collective funds which are issued by Vanguard Fiduciary Trust Company or an affiliate thereof. The Plan also holds shares of Brunswick Corporation common stock. These shares depreciated in fair value by $3,242,688 and recognized dividend income of $173,243 during 2024. At December 31, 2024 and 2023, the Plan held 100,061 and 102,830 shares of Brunswick Corporation common stock. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated July 27, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2024 and December 31, 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9. Subsequent Events

The Plan evaluated subsequent events through June 25, 2025, the date the financial statements were issued, and no events were identified requiring adjustment to or disclosure in the financial statements.
11

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2024

Identity of Issuer	Description of Investment	Cost**	Current Value

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust I		$1,653,570
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust I		12,612,044
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust I		5,052,746
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust I		13,870,219
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust I		2,571,295
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust I		7,472,165
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust I		2,153,049
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust I		5,150,065
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust I		1,823,785
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust I		1,588,740
Vanguard Fiduciary Trust Company*	Target Retirement 2070 Trust I		46,466
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust I		4,438,165
Total Target Date Retirement Collective Trust			58,432,309

Mutual Funds
The Vanguard Group, Inc.*	Federal Money Market Fund		417,504
Total Mutual Funds			417,504

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III		13,455,393

Other Collective Trusts
The Vanguard Group, Inc.*	Total Stock Market Index Trust		38,243,461
The Vanguard Group, Inc.*	Total Bond Market Index Trust		10,571,305
The Vanguard Group, Inc.*	Total International Stock Market Index Trust		8,102,160
MFS	International Equity CIT; Class 3B		364,921
Loomis Sayles Trust Company, LLC	Core Plus Fixed Income Fund; Class F		1,052,577
Total Other Collective Trusts			58,334,424

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.50%, with varying maturities		2,675,210
			$133,314,840
*Represents a party-in-interest to the Plan.
** Cost information not required for participant-directed investments.
12

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023, and Year Ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Brunswick Rewards Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2017.

Chicago, Illinois
June 25, 2025

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments at fair value	$1,518,575,810	$1,410,926,345
Interest in Brunswick Corporation Master Trust	273,390,578	263,525,233
Total investments	1,791,966,388	1,674,451,578

Receivables:
Employer contributions	4,306,901	16,598,071
Notes receivable from participants	15,119,329	14,058,587
Total receivables	19,426,230	30,656,658
Net assets available for benefits	$1,811,392,618	$1,705,108,236

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2024
Investment income:
Net appreciation in fair value of investments	$171,606,026
Interest and dividends from investments	3,159,169
Change in interest in Brunswick Corporation Master Trust	32,649,512
Net investment income	207,414,707

Interest income on notes receivable from participants	945,920

Contributions:
Participants	53,068,422
Employer	27,652,732
Rollovers	4,081,290
Total contributions	84,802,444

Benefits paid to participants	186,014,981
Administrative expenses	1,109,408

Net increase in net assets available for benefits before transfers	106,038,682
Transfers from other plans (Note 1)	245,700
Net increase in net assets available for benefits	106,284,382
Net assets available for benefits:
Beginning of year	1,705,108,236
End of year	$1,811,392,618

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
1. Description of the Plan

The following description of the Brunswick Rewards Plan (the "Plan") provides only general information. Brunswick Corporation (the "Company" or "Employer") is the Plan's sponsor. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Certain of the investment assets of the Plan are held in the Brunswick Corporation Master Trust (the "Master Trust") at Vanguard Fiduciary Trust Company (the "Trustee"). Vanguard Fiduciary Trust Company is the Trustee of the Plan for all investment assets under an agreement with the Company.

Participation

Eligible employees include all groups under the terms of the Plan.

Employees are immediately eligible to participate in the Plan and are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. In 2024, pre-tax and Roth contributions were subject to the Internal Revenue Service ("IRS") limit of $23,000 and catch-up contributions were subject to the IRS limit of $7,500. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's contributions by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes matching contributions on a per-pay check basis equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections.

The Company may make an annual retirement profit sharing contribution of up to 9% of compensation as defined by the Plan to the accounts of participants employed by the Company as of December 31 of the current plan year. The Company may also make an annual retirement profit sharing contribution to participants that were terminated during the plan year due to death, disability, layoffs, or retirement. Retirement profit sharing contributions are invested in accordance with the participant’s investment elections. As of December 31, 2024 and 2023, retirement profit sharing contributions of $3,352,527 and $15,517,600, respectively, are included as Employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
The Plan provides a true-up feature, which allows the Company to make up for any missed match resulting from the difference between the per payroll calculation performed throughout the year and the annualized amount due under the terms of the Plan. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. True-ups of certain participant accounts, all of which are included as Employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits are $954,374 and $1,080,471 for the years ended December 31, 2024 and 2023, respectively.

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions and can also be used to pay certain Plan administrative expenses. At December 31, 2024 and 2023, forfeited nonvested accounts totaled $2,351,688 and $2,008,451, respectively. All of the forfeited nonvested accounts at December 31, 2023 were used to reduce employer contributions or pay Plan administrative expenses during 2024.

Vesting

Participants are required to complete two years of service to become fully vested in employer matching contributions and employer retirement profit sharing contributions.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a primary home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with the Company terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the Plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 73.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 73 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net appreciation in fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfers to and from Other Plans

During 2023, the Company acquired Fliteboard Pty Ltd and 15 employees became eligible for the Plan on January 1, 2024. As a result, $116,128 of assets were transferred into the Plan on April 17, 2024.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
During 2022, the Company acquired certain Freedom Boat Cub franchise operations and territory rights as well as certain marine assets in the Southeast United States and 371 employees became eligible for the Plan on January 1, 2023. As a result, $333,308 of assets were transferred into the Plan on January 12, 2023.

Transfers of assets generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. During the year ended December 31, 2024, there were no transfers from the Plan into the Brunswick Retirement Savings Plan, while $129,572 was transferred into the Plan from the Brunswick Retirement Savings Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC"), and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Plan. There were no recent accounting pronouncements that impacted the Plan in 2024 or that are expected to impact the Plan in the future.

3. Interest in Brunswick Corporation Master Trust

The Master Trust agreement includes Separately Managed Accounts (SMAs) which hold certain investment assets of both the Plan and the Brunswick Retirement Savings Plan. An SMA is an investment account composed of individually selected securities—such as stocks, mutual funds, and collective trusts, which are all selected and managed by the designated investment manager per the mandate of their fund. Certain investment options offered to participants are structured as SMAs and are held within the Master Trust. Each participating plan has a divided interest in the Master Trust. Plan investments and investment income reported in the Plan’s financial statements include the Plan’s interest in the Master Trust's net assets and investment gains and losses.

The net assets in the Master Trust and the Plan's interest in the Master Trust as of December 31, 2024 and December 31, 2023 are as follows:

	2024
	Master Trust	Plan's Interest in Master Trust
US All Cap Equity Fund
Common stock	$135,778,951	$124,314,999
Mutual funds	132,003,915	120,858,693
Collective trusts	973,903	891,676
Total US All Cap Equity Fund	268,756,769	246,065,368
Brunswick ESOP Company Stock Fund	33,797,147	27,325,210
Total investments	$302,553,916	$273,390,578

	2023
	Master Trust	Plan's Interest in Master Trust
US All Cap Equity Fund
Common stock	$119,681,870	$109,569,138
Mutual funds	121,676,468	111,395,200
Collective trusts	1,039,027	951,233
Total US All Cap Equity Fund	242,397,365	221,915,571
Brunswick ESOP Company Stock Fund	51,558,432	41,609,662
Total investments	$293,955,797	$263,525,233

The net appreciation in fair value of investments and investment income for the Master Trust for the year ended December 31, 2024 are as follows:

Net appreciation in fair value of investments	$30,785,148
Interest and dividend income	2,923,776
Total	$33,708,924

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•Quoted prices for similar assets and liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price of shares held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values ("NAV") and recent transaction prices. There are target date collective trust funds ranging from 2020 through 2070, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. There are no unfunded commitments associated with these funds.

Mutual funds: Valued at quoted market prices.

Stable value collective trust: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust. There are no unfunded commitments associated with this fund.

Collective trusts: The fair values of participation units held in the collective trust fund are based on the net asset values per unit as reported by the fund managers. The collective trust fund provides for daily redemptions by the participants at reported net asset values per share, with no advance notice requirement. There are no unfunded commitments associated with this fund.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
The following table sets forth, by level within the fair value hierarchy, the investment assets as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$3,223,546	$—	$—	$3,223,546
Total investments at fair value	$3,223,546	$—	$—	$3,223,546
Investments measured at net asset value (A) (B)				1,515,352,264
Total investments				$1,518,575,810

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required.
(B) This includes the Target date retirement collective trust funds, Stable Value Collective trust and Collective trusts noted above.

The following table sets forth, by level within the fair value hierarchy, the investment assets as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$16,251,149	$—	$—	$16,251,149
Total investments at fair value	$16,251,149	$—	$—	$16,251,149
Investments measured at net asset value (A) (B) (C)				1,394,675,196
Total investments				$1,410,926,345

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required.
(B) This includes the Target date retirement collective trust funds, Stable Value Collective trust and Collective trusts noted above.
(C) Management concluded that the net asset value of the collective trusts is not widely published and observable and as a result, net asset value is used as a practical expedient, consistent with the 2024 presentation.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
The following table sets forth, by level within the fair value hierarchy, the Plan's interest in the investment assets within the Master Trust as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets
Common stock	$124,314,999	$—	$—	$124,314,999
Mutual funds	120,858,693	—	—	120,858,693
Brunswick ESOP Company Stock Fund (A)	27,325,210	—	—	27,325,210
Total investments at fair value	$272,498,902	$—	$—	$272,498,902
Investments measured at net asset value (B)				891,676
Total investments (C)				$273,390,578

(A) Substantially all the Fund's investments are in Brunswick Corporation's common stock.
(B) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required. This includes the Collective trusts noted above.
(C) As of December 31, 2024, there was $1,227,294 payable from the Master Trust to the Plan.

The following table sets forth, by level within the fair value hierarchy, the Plan's interest in the investment assets within the Master Trust as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets
Common stock	$109,569,138	$—	$—	$109,569,138
Mutual funds	111,395,200	—	—	111,395,200
Brunswick ESOP Company Stock Fund (A)	41,609,662	—	—	41,609,662
Total investments at fair value	$262,574,000	$—	$—	$262,574,000
Investments measured at net asset value (B)				951,233
Total investments (C)				$263,525,233

(A) Substantially all the Fund's investments are in Brunswick Corporation's common stock.
(B) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Certain investments measured at net asset value per share (or its equivalent) are direct filing entities and, as such, investment strategy disclosures are not required. This includes the Collective trusts noted above. Management concluded that the net asset value of the collective trusts is not widely published and observable and as a result, net asset value is used as a practical expedient, consistent with the 2024 presentation.
(C) The presentation of investments held in separately managed accounts within the Master Trust as of December 31, 2023 has been provided by investment type consistent with the 2024 presentation.

5. Reconciliation to Form 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to net assets per the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$1,811,392,618	$1,705,108,236
Adjustment for certain deemed distributions of participant loans	(87,832)	(106,340)
Net assets per Form 5500	$1,811,304,786	$1,705,001,896

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2024 and 2023
6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Related Party and Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard mutual funds and collective funds which are issued by Vanguard Fiduciary Trust Company or an affiliate thereof. The Plan also holds shares of Brunswick Corporation common stock. These shares depreciated in fair value by $13,223,752 and recognized dividend income of $690,973 during 2024. At December 31, 2024 and 2023, the Plan held 422,468 and 430,074 shares of Brunswick Corporation common stock. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated August 24, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2024 and December 31, 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

9. Subsequent Events

The Plan evaluated subsequent events through June 25, 2025, the date the financial statements were issued, and no events were identified requiring adjustment to or disclosure in the financial statements.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2024

Identity of Issuer	Description of Investment	Cost**	Current Value

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust I		$7,912,980
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust I		137,720,696
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust I		50,578,602
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust I		180,265,718
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust I		35,566,483
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust I		171,536,436
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust I		32,887,390
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust I		77,465,013
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust I		25,215,581
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust I		12,117,864
Vanguard Fiduciary Trust Company*	Target Retirement 2070 Trust I		2,957,645
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust I		32,205,277
Total Target Date Retirement Collective Trust			766,429,685

Mutual Funds
The Vanguard Group, Inc.*	Federal Money Market Fund		3,223,546
Total Mutual Funds			3,223,546

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III		98,855,661

Other Collective Trusts
The Vanguard Group, Inc.*	Total Stock Marker Index Trust		404,435,803
The Vanguard Group, Inc.*	Total Bond Market Index Trust		115,933,016
The Vanguard Group, Inc.*	Total International Stock Index Trust		108,366,194
MFS	International Equity CIT; Class 3B		7,247,926
Loomis Sayles Trust Company, LLC	Core Plus Fixed Income Fund; Class F		14,083,979
Total Other Collective Trusts			650,066,918

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.50%, with varying maturities		15,119,329
			$1,533,695,139
*Represents a party-in-interest to the Plan.
** Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 25, 2025	By: /s/ RANDALL S. ALTMAN
Randall S. Altman
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consents of Independent Registered Public Accounting Firm